Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AI Incube Inc.
315 Montgomery St. 10th Floor
San Francisco, CA 94104
parknav.com

Up to $4,198,110.54 in Series Seed Preferred Stock at $5.02
Minimum Target Amount: $9,538.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AI Incube Inc.
Address: 315 Montgomery St. 10th Floor, San Francisco, CA 94104
State of Incorporation: DE
Date Incorporated: July 14, 2009

Terms:

Equity

Offering Minimum: $9,538.00 | 1,900 shares of Series Seed Preferred Stock
Offering Maximum: $4,198,110.54 | 836,277 shares of Series Seed Preferred Stock
Type of Security Offered: Series Seed Preferred Stock
Purchase Price of Security Offered: $5.02
Minimum Investment Amount (per investor): $502.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses</u>

Previous Backer Bonus:

For any previous backers or investors in Parknav, when you invest in this live offering you will receive 5% bonus shares.****

Time-Based

Friends & Family: Invest in the first 15 days and receive 29% bonus shares

Super-Early Bird: Invest in the following 15 days and receive 20% bonus shares

Early Bird: Invest in the following 30 days and receive 12% bonus shares

Amount-Based

$1,000+ -- Company-logo hoodie

$2,500+ -- Company-logo hoodie AND 3 months of Parknav service in 1 sqkm**

$6,000+ -- Company-logo hoodie AND 9 months of Parknav service in 1 sqkm

$12,000+ -- Company-logo hoodie AND 12 months of Parknav service in 1 sqkm, and 1% bonus shares

$24,000+ -- Company-logo hoodie AND 24 months of Parknav service in 1 sqkm and 2% bonus shares

$52,000+ -- Company-logo hoodie AND 36 months of Parknav service in 1 sqkm and

3% bonus shares

$104,000+ -- Company-logo hoodie AND 36 months of Parknav service in 4 sqkm and 5% bonus shares

** Parknav Service Description: The investors who receive this perk would in fact receive a voucher for redemption on the Parknav website for the coverage area and service of their choice. For example, if an investor invests $2500, then they shall receive a voucher (electronically) that shall have instructions for redemption on the voucher and a code that is unique to them. With that code, they shall go on the Parknav site to a page where they shall enter the area of their choice (limited to 1sq km based on the $2500 investment example). The delivery of the service shall include a mobile app with a place to insert their unique code (received from the site) and the selected area will be activated in the app for the duration of the perk period (after the perk period, this service shall cost $1/month/user).

***Investment incentives do not stack (with the exception of the Previous Backer Bonus), meaning investors will only receive the incentives associated with the highest tier for which they qualify. For example, if an investor qualifies for both the $104k+ tier and the Early Bird Tier, the investor will receive only the 12% bonus shares associated with the Early Bird tier in lieu of the 5% bonus shares associated with the $104k+ tier.

****The Previous Backer Bonus stacks meaning it can be combined with other investment incentives. For example, if an investor qualifies for the Friends and Family Bonus and the Previous Backer Bonus, they will receive both the 29% bonus shares for the Friends & Family and the 5% bonus shares for the Previous Backer, totalling 34% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

The company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.02 / share, you will receive 110 shares of Common Stock, meaning you will own 110 shares for $502. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AI Incube, Inc. dba Parknav® uses artificial intelligence "AI" to identify available on-street parking in real time. It is one of the only scalable solutions that uses zero hardware and works for every street, 24/7, for all types of on-street parking (including free, metered & permit). Our technology has been built to predict so much more than parking—and this investment opportunity includes our current product and future tech applications.

Competitors and Industry

Traditionally, cities and businesses have relied on dedicated, physical parking sensors to determine real-time parking availability. This method costs cities and people a lot of money and time, and is neither practical nor scalable. Our solution is a precise, AI data-driven product that's 100 times more cost-effective—thus, 100 times more scalable—and much more accurate. Competition to Parknav includes Parkopedia, Inrix, and TomTom, among others. Here's how we compare:

https://aiincube.docsend.com/view/bn7a3mdi9ygcjrqi

Current Stage and Roadmap

We use artificial intelligence to help drivers find available on-street parking in real-time. Our product is running and there are initial customers for this product. Our product is still undergoing development and refining to make it true software as a service, or SaaS. Furthermore, predicting real-time available on-street parking with our patented AI technology is just the very beginning. Within the next 5 years, we hope to build on this technology to predict multiple other events that are occurring on the street (the "LIVE STREET").

Our company was incorporated in 2009. From inception until 2015, our founders worked with little money and part time on developing our technology and market knowledge. On the last day of 2014, we received our first major investment; then we found our first customer in 2016, first launch of our B2B solution in 2017, and have been growing since then. By 2020, market forces had helped to open the road for smart cities and the opportunity presented herein.

Our current products that are now on the market are the Parknav Platform, Parknav SDK, Parknav API, and Parknav Smart City Portal.

We are looking to accomplish in 2021 a conversion of our business model into smaller and faster sales SaaS, with tools and solutions that can be purchased directly through our website automatically.

We plan to expand the usage of our products and solutions in 2022 to capture a substantive segment of the emerging Smart Cities market.

The Team

Officers and Directors

Name: Eyal Amir

Eyal Amir's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 14, 2009 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. The current compensation for this role is $120,000 annual base salary and $60,000 annual bonus upon reaching company and personal targets.

- **Position:** President
  Dates of Service: July 14, 2009 - Present
  Responsibilities: Establishing short and long-term goals, presiding over the workforce, managing budgets, ensuring the proper allocation of resources, and ensuring all departments meet their goals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the EQUITY should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational parking information industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares in the amount of up to $ 4 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of the Offering, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We are reliant on one main type of service All of our current products are variants on one type of service, which is providing parking information. Our revenues are

therefore dependent upon the market for parking information.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying the Shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited historical revenues. If you are investing in this company, it is because you think that PARKNAV is a good idea, that the team will be able to successfully market, and sell its products and/or services, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, there is no assurance that we will be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PARKNAV or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PARKNAV could harm our reputation and materially negatively impact our financial condition and business.

44 identified risks
Other Identified Risks 1. The effects of coronavirus may continue for a prolonged period of time contracting the smart city, mobility and/or other targeted markets. 2. The creators of raw location-based data may reduce and/or eliminate the availability of their raw data, or the costs associated with such may rise, increasing the costs of our end products or (in combination with other risks) making the business model not tenable. 3. Other competitors may infringe on our patents requiring us to decide whether to litigate the infringement, or adding costs and risks due to the pursuit of such protections. 4. Government regulations (such as data privacy, data transfer, etc.) in different countries may change. 5. We may not grow fast enough allowing other competitors to expand within the various relevant markets. 6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. 7. Smart city, mobility and/or other targeted markets may change in such a way that parking is not needed as much. 8. Our team is globally distributed. While this can be beneficial, especially in a time

like the coronavirus, this can also create some potential barriers. 9. We may not implement the proper sales strategy and/or sales channels to capitalize on potential sales. 10. We could experience unforeseen staffing issues due to coronavirus and/or other expansion related issues. 11. Customers may delay their payments for our services resulting in operational delays due to cashflow. 12. Unforeseen and/or frivolous litigation may occur by competitors looking to disrupt our progress. 13. Employment and/or contractor turnover within the company may potentially impact our internal operations. 14. The laws of a country may potentially delay and/or prevent us from being able to enter that market. 15. Larger enterprise customers have longer sales cycles which impacts our overall revenue growth. 16. Some of our sales would rely on the ability of our channel partners to execute and deliver sales. 17. We have identified target markets, but we need to ensure these target markets were selected correctly (e.g. targeted geographies, targeted industries, etc.). 18. We need to ensure there is a product market fit within our targeted markets (e.g. do we have the right products for our selected markets). 19. There is always a threat from large, established technology players entering our market (e.g. Google & Apple). 20. There is time that is required to educate the market which impacts company sales and revenues. 21. We have a heavy dependency on handful of people for thought leadership should anything happen to them. 22. Trade relationships between countries may change causing our ability to continue operating in a country to be delayed and/or terminated. 23. The legalities of data and use of data in a country may change. If that occurs, we would need to determine if we can continue to legally operate in that country. 24. There is a potential for a security data breach, or other type of breach, due to a cyber attack. 25. There is always a possibility for illegal activities by employees, contractors or other participants in the development or delivery of content. 26. There is a potential for increased volatility between currency exchange rates. We often need to exchange currencies due to our globally distributed customers. 27. Coronavirus, or other external forces, may impact the availability of appropriate staffing, which may pose a risk. 28. Coronavirus, or other possible external forces, may impact our ability to access credit moving forward. 29. The movement of people and other relevant commodities may be restricted due to foreseen or unforeseen circumstances. 30. Due to the size of a startup, there are a limited number of staffing replacements available should resources need to shift. 31. There could be difficulties that occur impacting our ability to raise capital during the next Round of funding. 32. Mobility, Smart City, and/or other targeted markets may not expand with enough potential opportunities fast enough. 33. Prices of other related technologies may decrease affecting our competitive landscape in the market. 34. Competitors may find better and/or new technologies affecting our competitive landscape in the market. 35. Our sales team may not be strong or large enough to capture enough of the opportunities in a timely manner. 36. We may not raise sufficient funding for the rapid pursuit of market expansion, therefore limiting our market capture and opening space for further competition. 37. Some of the company officers are working part time, meaning that work happens more slowly than it potentially could. There is a risk that such slower work would affect the company adversely. 38. Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. There is no restriction on the ability of our CEO, existing equity holders or other affiliates to invest in this offering. As a result, it is possible that if we have raised some funds, but not reached the target amount, affiliates can contribute the balance so that there will be a closing. The target amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the target amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the target amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering. 39. Investors are granting a proxy to XX Team and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors. 40. The Convertible Notes that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. In addition, there are other material restrictions on transfer of the Convertible Notes under the Company's organizational documents. 41. There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision. 42. The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached. 43. The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based on certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities. 44. Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eyal Amir	7,500,000	Common Stock	51.68

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Series Seed Preferred Stock, Convertible Notes (Valuation 15), Convertible Notes (Valuation 16), Convertible Notes (Valuation 20), Convertible Notes (Valuation 40), Convertible Notes (valuation 50), and Convertible Notes (Valuation 15) - 10% Interest. As part of the Regulation Crowdfunding raise, the Company will be offering up to 836,277 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 14,947,654 outstanding.

Voting Rights

One vote per common share.

Material Rights

Summary of Material Rights:

Right of First Refusal.

All of our outstanding shares of Common Stock are subject to a contractual right of first refusal in favor of the Company

The outstanding shares are restricted shares under the Securities Act of 1933, as amended (the "Securities Act").

The outstanding shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

The Company is under no obligation to register the outstanding Shares.

The outstanding shares contain transfer restrictions.

Stock Option Pool

We established the AI Incube Inc. 2017 Equity Incentive Plan, or the Plan, in March 2017. The purpose of the Plan is to offer selected employees, consultants and directors the opportunity to acquire equity in the Company through awards of options (which may be either incentive stock options (ISOs) or non-statutory stock options (NSOs)), stock appreciation rights, restricted stock and restricted stock units.

The maximum number of shares of common stock which may be issued under the Plan from time to time is 2,000,000. As of the date of this offering memorandum, options have been granted to purchase 254,000 shares of our Common Stock.

Preferred Stock

The amount of security authorized is 19,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

The total amount of Preferred Stock authorized is 25,000,000. Currently, the Company has designated 5,500,000 shares of Preferred Stock as Series Seed Preferred Stock. Please see the details below.

Series Seed Preferred Stock

The amount of security authorized is 5,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

Summary of Series Seed Preferred Stock Material Rights

CONVERSION RIGHTS. The holders of Series Seed Preferred Stock shall have conversion rights. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion.

DIVIDENDS. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to Section 4.

DRAG-ALONG

(a) If at any time the Board of Directors approves a Deemed Liquidation Event (as defined in the Certificate of Designations of the Series Seed Preferred Stock) or or other similar change of control transaction involving the Company, each holder of shares of Series Seed Preferred Stock shall consent to and raise no objections against the Deemed Liquidation Event or similar change of control transaction. If the Deemed Liquidation Event or similar change of control transaction is structured as (i) a merger or consolidation of the Company, or a sale of all or substantially all of the assets of the Corporation, holders of shares of Series Seed Preferred Stock will waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) a sale of equity securities of the Corporation, each holder of shares of Series Seed Preferred Stock agrees to sell all (or the same portion as are being sold by other equity holders) of his or her shares of Preferred Stock in the Deemed Liquidation Event or similar change of control transaction, on the terms and conditions approved by the Board of Directors. Holders of shares of Series Seed Preferred Stock shall take all necessary and desirable actions approved by the Board of Directors in connection with the consummation of the Deemed Liquidation Event or similar change of control transaction, including voting for, giving written consent to the Deemed Liquidation Event or similar change of control transaction and executing such agreements and such instruments and completing other actions reasonably necessary to (x) provide customary representations, warranties, indemnities, and escrow arrangements relating to such Deemed Liquidation Event or other change of control transaction and (y) effectuate the allocation and distribution of the aggregate consideration upon the Deemed Liquidation Event or similar change of control transaction.

(b) Each Holder of shares of Series Seed Preferred Stock will constitute and appoint a designee of the Board of Directors, with full power of substitution, as the proxy and attorney-in-fact of such holder of shares of Series Seed Preferred Stock with respect to the matters set forth in these drag-along rights. Each holder of shares of Series Seed Preferred Stock will authorize such designee to represent and to vote, if and only if a holder of shares of Series Seed Preferred Stock (i) fails to vote or (ii) attempts tovote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Certificate of Designation of the Series Seed Preferred Stock, all of such holder's shares of Series Seed Preferred Stock in accordance with the terms and provisions of the Certificate of Designation of such Series Seed Preferred Stock. Such designee is also authorized to execute on behalf of such holder of shares of Series Seed Preferred Stock any documents or agreement necessary or appropriate to effectuate the Deemed Liquidation Event or similar change of control transaction. The proxy and power of attorney granted is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions relating to the original issuance of the Series Seed Preferred Stock and, as such, is coupled with an interest and shall be irrevocable unless and until certificate is amended or revoked. Holders of shares of Series Seed Preferred Stock shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the shares of Series Seed Preferred Stock, deposit any of the shares of Series Seed Preferred Stock into a voting trust or enter into any agreement (other than that contemplated by the Certificate of Designation of the Series Seed Preferred Stock) , arrangement or understanding with any person, directly orindirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the shares of Series Seed Preferred Stock, in each case, if such proxy, power of attorney, voting trust, agreement, arrangement or understanding would conflict with the provisions setforth herein.

Please refer to our Second Amended and Restated Certificate of Incorporation and our Series Seed Preferred Stock Certificate of Designations, copies of which are attached to this Form C as Exhibit F, for further details regarding rights to the securities being sold in this offering.

Convertible Notes (Valuation 15)

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes (Valuation 15) are outlined below:

Amount outstanding: $841,320.00
Maturity Date: December 31, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $3,000,000

Material Rights

There are no material rights associated with Convertible Notes (Valuation 15).

Convertible Notes (Valuation 16)

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes (Valuation 16) are outlined below:

Amount outstanding: $35,000.00
Maturity Date: December 31, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: $3000000

Material Rights

There are no material rights associated with Convertible Notes (Valuation 16).

Convertible Notes (Valuation 20)

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes (Valuation 20) are outlined below:

Amount outstanding: $147,200.00
Maturity Date: December 31, 2023
Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: $3000000

Material Rights

There are no material rights associated with Convertible Notes (Valuation 20).

Convertible Notes (Valuation 40)

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes (Valuation 40) are outlined below:

Amount outstanding: $250,000.00
Maturity Date: February 23, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: $1000000

Material Rights

There are no material rights associated with Convertible Notes (Valuation 40).

Convertible Notes (valuation 50)

The security will convert into Wefunder round 2021 convertible notes and the terms of the Convertible Notes (valuation 50) are outlined below:

Amount outstanding: $571,874.00
Maturity Date: December 31, 2023

Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: $1,000,000

Material Rights

There are no material rights associated with Convertible Notes (valuation 50).

Convertible Notes (Valuation 15) - 10% Interest

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes (Valuation 15) - 10% Interest are outlined below:

Amount outstanding: $20,000.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $3,000,000

Material Rights

There are no material rights associated with Convertible Notes (Valuation 15) - 10% Interest.

What it means to be a minority holder

As a minority holder of Series Seed Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $801,874.00
  Use of proceeds: WeFunder platform fees; Debt repayment; Sales; Marketing; and Product
  Date: April 30, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $810,000.00
  Use of proceeds: Debt repayment, Marketing, Product development, Research and Development
  Date: October 15, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Product, Sales, Marketing
  Date: July 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In 2019, the company's customers increased their use of the Parknav platform with additional cities and services, resulting in the company's first profit year. The company invested some of the capital it raised in 2018 on broadening its product.

In 2020, the COVID-19 pandemic affected the Parking market with decreased revenue for the market year-over-year of 50%-90%. We attribute this change to an adverse effect of the Coronavirus pandemic on our mobility and smart city markets -- fewer people driving in 2020 and lower revenue to municipalities drove enterprises and municipalities into more conservative spending on mobility and smart-city data. 2020 changes affected the entire market segment as well as the company's operations which experienced a 58% decrease in revenue. The company was able to lower its burn rate and end 2020 with close to break-even income.

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $521,796 compared to the year ended December 31, 2019, when the Company had revenues of $1,236,065. Our gross margin was 89% in fiscal year 2020, compared to 86% in 2019.

Assets. As of December 31, 2020, the Company had total assets of $1,436,753, including $27,566 in cash. As of December 31, 2019, the Company had $946,910 in total assets, including $3,456 in cash.

Net Profit and Loss. The Company had a net loss of $52,981 and a net profit of $657,377 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

Liabilities. The Company's liabilities totaled $1,870,025 for the fiscal year ended December 31, 2020 and $1,329,328 for the fiscal year ended December 31, 2019.

*Actual Cost of Goods Sold is greater than $0, however it was not included because it was not included in the audit.

Historical results and cash flows:

Milestones

Ai lncube, Inc. was incorporated in the State of Delaware in July 2009. Patents are held by Ai lncube, Inc.

Since then, we have:

- A CEO who is a Stanford PhD, Professor at UIUC, IEEE "Top 10 to Watch in Al." Multi-exits management team

- Backed by Village Global VC with LPs including Mark Zuckerberg, Michael Dell, Jeff Bezos

- Sales Funnel increased 50x since previous Wefunder raise

- Customers include BMW, Siemens, Deutsche Telekom (parent of T-Mobile).

- Partners include Microsoft Ventures Accelerator, Startup Bootcamp Berlin, Volkswagen PlugAndPlay

- Patented Al technology, built for much more than parking

- logistics, smart city, finance, real estate

- More than $1million revenue and cash flow in 2019.

Recent Developments

AI lncube raised $821,874 from equity crowdfunding on WeFunder with followup accredited investors in 2021, and had cash on hand of $72,000, as of 5th July 2021. The following are estimates that have not been reviewed and finalized by our accounting team: Over the last three months (May, June, July), revenues (accrual basis) have averaged $27,500/month, cost of goods sold has averaged $3,000/month, and operational expenses have averaged $37,000/month. We further invested in data and software and capitalized $40,000/month. We further spent $50,000/month preparing for a RegulationCF offering on StartEngine. Our average burn rate (cash) for the past three months was $102,500 per month. We have cash collection from customers in August totalling $100,000, and $17,500 from WeFunder, and we have lines of credit available to us to fund our currentl level of operations until the first investment from our Regulation CF and our concurrent Regulation D offering. Our intent is to be profitable in 6 months, although we cannot guarantee that we will achieve this target.

We recently hired key personnel in sales, marketing, and product, and are expecting to increase revenue significantly in the near future, hence leading to the projections for 2021. In the short term, revenue recognized is going to yield increased cash collections from executed contracts, and we expect, though cannot guarantee, that cash collected in the next three months will decrease our net burn rate significantly.

COVID-19 affected our market, putting downward pressure on mobility and smart city markets. Enterprise customers have been more resilient than others, but the strong decrease in people mobility worldwide has resulted in a more conservative outlook for mobility in the short term. Also, travel restrictions and decreased activity in the mobility market caused deals to slow down significantly.

Since the date of our financials, government spending on smart city has increased worldwide, and political changes have occurred that are promising to future increased spending further in this market.

What Investors Should Expect in the Future

In the 3 - 6 months following this raise we expect, although we cannot guarantee, that revenues will gradually increase to $100K/month, on average, and further increase towards year's end. We expect to increase expenses to $150K/month following this fundraise.

Assumptions for these projections include but are not limited to:

• We will succeed in partnering with multiple partner

• Smart cities market will grow

• Connectivity and other technologies will advance the consumption of our data

• Mobility of people and commodities will continue to grow and rebound from the effects of the Covid pandemic

• We will be successful in raising the next rounds of funding

• Our new sales leadership will be quick to pick up sales

• Our new products will find a good product-market fit

• Current and future partners will succeed in bringing business

• The Covid-19 pandemic will start to subside towards December 2021, leading to a mobility and smart-city rebound

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand as of end of May 2021 was $300,000

Existing lines of credit as of ethe nd of July 2021 totaled $100,000

Shareholder loans as of end of July 2021 totaled $100,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds raised in this campaign are important to the company's operations, as the company currently has a net burn of $50,000 per month (not including marketing expenses for this fundraising campaign, currently estimated at $50,000 per month).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company expects to generate half of the funds that it intends to raise from capital markets from this Reg CF campaign. We expect to use these funds to enable the growth trajectory that the company is aiming for.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

It is expected, though is not guaranteed, that if only the minimum of this campaign is raised in this campaign then the company will raise additional money in a parallel campaign (Regulation D, Rule 506(c) offering) that will enable the current projected growth and operations for an unlimited period of time. This assumes expenses that will be scaled up or down depending on whether other funds have been raised.

How long will you be able to operate the company if you raise your maximum funding goal?

It is expected, though is not guaranteed, that if the maximum funding goal is raised in this campaign, then the company will reach growth and operations targets, and it will sustain it for an unlimited period of time. This assumes that expenses will be scaled up or down depending on other funds raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Concurrently with this Regulation CF offering on StartEngine, the Company will be conducting a Regulation D, Rule 506(c) private placement to accredited investors only of up to $25,000,000 in shares of its Series Seed Preferred Stock, at a price of $5.02 per share.

Indebtedness

- **Creditor:** SBA

Amount Owed: $450,000.00
Interest Rate: 1.0%
Maturity Date: April 14, 2030
1% interest Disaster Loan

- **Creditor:** SBA
  Amount Owed: $66,375.00
  Interest Rate: 1.0%
  Maturity Date: January 27, 2022
  PPP loan, forgiveness expected.

- **Creditor:** WebBank
  Amount Owed: $43,947.95
  Interest Rate: 9.0%
  Maturity Date: January 04, 2024

- **Creditor:** Stephen Roulac
  Amount Owed: $150,000.00
  Interest Rate: 5.0%
  Maturity Date: April 05, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $75,037,223.08

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

First, the company looked at comparable companies, Otonomo and Wejo, who recently went public thru SPACs at north of $1,000,000,000 valuations with single known automotive contracts as resellers of car OEMs data. In comparison, we believe Parknav is poised to be a key platform for processing such data and the data of smart-city IoT devices for all-around-city smart-city solutions.

Second, we analyzed our business model, idea, corporate experience leadership and current sales in making our valuation.

Third, in particular, the Company referenced our lead investors research document which was conducted based on Mr. Roulac's own independent research as a fund manager and investor in Parknav. Please note the Company set its valuation internally, without a formal-third party independent evaluation. The below is in the opinion of Stephen Roulac, an investor in the company, along with the Company's opinion and view of its own business.

See below, quoting from our lead investor's Stephen Roulac's recent research document: "25 reasons why Stephen Roulac recently invested $50,000 in Parknav – beyond the $520,000 he previously invested – in the 2021 capital raise, which include:

1. BIG IDEA – Parknav founder/CEO Eyal Amir's vision is "to be to information about places: what Google is to search." To this end: providing information about places – metros/neighborhoods/streets – similar to what Google provides for search – supports the intangible information infrastructure. This intangible information infrastructure is so essential for places to function competently/safely/equitably in the wired, connected 21st century world. Yet, implementing this necessary intangible information infrastructure still lags far behind the need. With advances in technology – most especially artificial intelligence – more information than ever before is available about streets, neighborhoods, cities: what you can see but perhaps even more importantly, what you can't see. These new technologies accelerate the capacity to create data-driven intelligence to enable individuals, businesses, governments to be smart about places – to catch up with and even exceed the advances in ubiquitous smart home technology innovations. Smart city technology advances are transforming how people experience places, engage in commerce, and manage places.

2. PROPRIETARY PATENTED AI TECHNOLOGY – Proprietary patented AI (Artificial Intelligence) is the foundation for pragmatic, highly innovative award-winning applications of research and technology innovations – predictive analytics, machine learning, Big Data, IoT (Internet of Things). Parknav tech builds on/extends /applies discoveries from Dr. Amir's Stanford computer science Ph.D. dissertation – recognized as the best computer science thesis produced at Stanford. Masayoshi Son – Softbank's highly successful CEO and one of world's leading technology innovators/investors – proclaimed in recent briefing in Tokyo: "Structurally, we're at the beginning of the AI (artificial intelligence) revolution, just as we were at the beginning of the Internet revolution in 2000." The CEO of Parknav, Eyal Amir, is one of the preeminent AI authorities.

3. MEETS PRESSING NEEDS – Finding parking – "Just drive, let us find parking for you" –anywhere and everywhere, plus many other be smart about places applications.

4. BIG OPPORTUNITY IN GROWING MARKET – The now $1 trillion Smart City/Mobility Market that Parknav serves is growing at accelerating rates and shall exceed $3 trillion by 2026.

5. POWERFUL BUSINESS MODEL – Combines powerful strategy and economics concepts — scale economy & power/freemium/network/Pareto optimality/SaaS/ learning curve effects — leading to high margins, which margins grow as market coverage expands. Parknav exemplifies the platform business model leveraged by network effects in that the company supports/integrates/harnesses the complementary motivations and objectives of several parties interacting around the desire to have more insights into, and information about what is happening in and between places: streets/neighborhoods/metros. More smart place users in any one place increase the value in that place, and more places make all places more valuable.

6. PARKNAV BUSINESS MODEL EMPLOYS GOLD MINE STORE ECONOMICS

The Parknav business model may be analogized to gold mine store economics in that the Parknav value proposition is agnostic as far as how the data might be utilized, and is inclusive – accommodating any/all approaches to the employment of data to promote whatever interest/policy/cause that might be of interest and prioritized by those in governance positions, while being agnostic to the particulars of those positions.

This positioning is distinct fully differentiated from the big tech smart city solutions offered by major technology providers whose approach that could be considered to involve an adaptation of their private info-tech private sector offering, or a new/novel approach to the planning processes of the city itself. The latter approach is exemplified by the Google initiative in Toronto known as Sidewalk, introduced with much fanfare but ultimately abandoned.

7. COMPELLING VALUE PROPOSITION – Parknav makes streets/neighborhoods cities/public & private places come alive in real time by marrying local insights with global intelligence in providing personalized/customized/information/guidance/data to enable smart place experiences/commerce/mobility for individuals/enterprises/ governments. Parknav provides real time information for places – streets, neighborhoods and metros – about everything that happens in the streets and neighborhoods that enable cities – plus all individuals/entrepreneurs which live/experience/interact with them – to be smarter, more informed/effective/ efficient/safe/ prosperous in their place experiences.

8. EYAL AMIR IS A HIGHLY ACCOMPLISHED CEO – Regarded as one of the world's leading AI (Artificial Intelligence) experts, his experience is evidenced by his Stanford PhD thesis being recognized as the best computer science dissertation at the university known for producing legendary world-changing computer science innovation: Google founders Larry Page and Sergey Brin were his Stanford doctoral classmates. Eyal Amir excels in competitive situations – at age 20, was Israel national rifle shooing champion and Olympic team members subsequently earned martial arts black belt.

9. SAVVY/EXPERIENCED/CONNECTED ADVISORS –Deep experience/expertise/ background/networks in pertinent business models, sectors and verticals, technology monetization of innovation productization.

10. PROMINENT BACKERS – Microsoft Ventures Accelerator/SAP/Plug&Play/Volkswagen/ Startupbootcamp Berlin.

11. MANAGEMENT TEAM – Deep experience plus much success in pertinent mobility/sophisticated data products/SaaS models/smart city verticals with multiple highly profitable exits. Parknav's stellar management team has records of substantial successes.

12. MARQUIS CUSTOMERS – BMW/Deutsche Telekom (T-Mobile parent)/Siemens.

13. ALGORITHMICALLY EXPANDING METRO COVERAGE – Parknav is realizing algorithmic 10X growth in metro coverage. Metro coverage – a most important metrics driving revenues, profitability and company value – has increased from 40 in 2016 to 1000+ in 2020 and is on pace to reach 10,000 metros in 2022.

14. STRONG GROWTH MOMENTUM IN SALES FUNNEL GROWTH – Parknav is realizing algorithmic sales funnel, 10X growth every two years.

15. MARKET LEADERSHIP – First mover advantage; strong moat; recognized by Gartner as 'cool company'.

16. BIG DATA PLAY – At its core, Parknav may be thought of as an extraordinary data play: promising to bring substantial value beyond the evident/visible/first order customer experiences to encompass select advanced/sophisticated/innovative applications that promise to contribute extraordinary revenues, profits, and value

17. HIGHLY CAPITAL EFFICIENT – Economical business platform and advanced digital-delivery systems plus prudent/responsible financial management benefit investors: more profits, less dilution, higher ROI.

18. EMPLOYS PROGRESSIVE FINTECH CAPITAL ACCESS STRATEGY – Facilitates controlling financial destiny through employing innovative capital access strategy implemented via Fintech platforms that enable more balanced power relationship — proactive in settings reactive to what Venture Capital firms prescribe — resulting in better outcomes and investors terms.

19. TECHNOLOGY SOPHISTICATION ENABLES SUBSTANTIAL COST ADVANTAGES OVER COMPETITORS – Cost advantages lead to market share gains, higher profitability, higher company valuation. As case in point: for $10K Parknav can introduce new metro/customer application that costs competitors millions of dollars to match.

20. HISTORICAL FINANCIALS – Over $500K profit in 2019. In 2020 pandemic constrained driving and therefore parking needs/tech use which lead to revenues yet still close to profitable. In 2021 making major investment in business models, team expansion, product development, data and engineers, and marketing. Collectively we hope these investments will build substantial value.

21. EYAL AMIR EXEMPLIFIES ATTRIBUTES OF MOST SUCCESSFUL NEW VENTURE CEOS – Eyal Amir is distinguished in his CEO role in several significant ways:

A. Big Vision – to be to information about places what Google is to search;

B. Large Ambition – we hope to build a large company; providing essential need-to-know information about every metro place in the world;

C. Do It, Prove It, Improve It – Dr. Amir personally designed/developed/sold – and has subsequently enhanced – the products;

D. Models Personal Growth – While no small number of CEOs are developmentally static — verging on a one-trick-pony style — Eyal Amir is reflective, self-assessing, continually re-calibrating/redirecting/refocusing his energies to improve his personal effectiveness and, therefore, the company's performance;

E. Reflective, Strategic, Proactive – Mirrors the teaching embodied in the title of my friend Adam Grant's New York Times best-selling book THINK AGAIN. Considered and calculating in applying scientist style to strategy/leadership/team building. Exemplifies the style of the value-creating scientists/entrepreneurs leading new growth/start-up companies: research shows their companies' revenues are 50X those of companies led by non-reflective data-innocent, hard-driving, CEOs/founders relying on 'gut feel' to make decisions.

22. DISTINGUISHED/HIGH PROFILE INVESTORS: Village Global Venture Capital is Parknav's lead venture investor

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has approximately $1,285,018 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,538.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Debt repayment*
  32.5%
  Payment of debt that the company accrued to setup this StartEngine campaign. This includes paying vendors and StartEngine itself.

- *Sales*
  25.0%
  Using the funds to pay our sales people and sales expenses. Sales expenses include flying to meet customers, setting up demo services, and other cost-of-sales items.

- *Product Development*

20.0%
Product work includes working on creation and improvement of our product. Specifically, identifying and building new features for Parknav.

- *Marketing*
  19.0%
  Paying vendors for marketing Parknav to the public. Also paying our marketing staff for creating marketing campaigns.

If we raise the over allotment amount of $4,198,110.54, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Debt repayment*
  10.0%
  Some debt that the company owes may be repaid to lower cost of capital. Payment of debt that the company accrued to setup this StartEngine campaign. This includes paying vendors and StartEngine itself.

- *Sales*
  22.5%
  Sales people, SDRs, and cost-of-sales would all fit into this effort. Sales people focused cities and others that are focused on mobility.

- *Product*
  45.0%
  Product development, including determining with customers those features that matter most to them, and packaging the product in a way that can easily be sold online.

- *Marketing*
  19.0%
  Conference attendance, online marketing, lead generation. We would hire key marketing people and outside helpers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at parknav.com (https://parknav.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/parknav

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AI Incube Inc.

[See attached]

AI INCUBE INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

July 17, 2021

To: Board of Directors, AI INCUBE INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of AI INCUBE INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, CO

July 17, 2021

AI INCUBE INC.

Consolidated Balance Sheets

As of December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Assets		
Current assets		
Cash	$ 27,566	$ 3,456
Other current assets	3,267	12,507
Total current assets	173,097	15,963
Fixed assets, net	0	333
Intangible assets, net	1,405,920	930,614
Total assets	$ 1,436,753	$ 946,910
Liabilities and Shareholders' Deficit		
Current liabilities		
Accounts payable	$ 62,549	$ 82,526
Other current liabilities	72,458	29,216
Total current liabilities	135,007	111,742
EIDL loan payable	450,000	0
Convertible notes and accrued interest payable	1,285,018	1,217,586
Total liabilities	1,870,025	1,329,328
Common Stock	1,107,620	1,107,620
Accumulated deficit	(1,540,893)	(1,490,038)
Total shareholders' deficit	(433,272)	(382,418)
Total Liabilities and Shareholders' Deficit	$ 1,436,753	$ 946,910

AI INCUBE INC.

Consolidated Statements of Operations

Years Ended December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 521,796	$ 1,236,065
Operating expenses		
Sales & marketing expenses	2,260	4,655
Salaries & wages expenses	69,562	100,104
General & administrative expenses	321,571	393,259
Total operating expenses	393,393	498,018
Operating loss	128,403	738,047
Interest income (expense), net	(13,228)	(14,955)
Other income	16,407	750
Amortization (expense)	(182,444)	(47,933)
Depreciation (expense)	(333)	(774)
Income tax	(1,786)	(17,758)
Net loss	$ (52,981)	$ 657,377

AI INCUBE INC.

Consolidated Statements of Shareholders' Equity (Deficit)

Years Ended December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Accumulated Deficit	Total Shareholders' Deficit
Balances - December 31, 2018	**$ 1,107,620**	**$ (2,147,415)**	**$ (1,039,795)**
Net loss		657,377	657,377
Balances - December 31, 2019	**$ 1,107,620**	**$ (1,490,038)**	**$ (382,418)**
Foreign currency translation adjustment		2,126	2,126
Net loss		(52,981)	(52,981)
Balances - December 31, 2020	**$ 1,107,620**	**$ (1,540,893)**	**$ (433,272)**

AI INCUBE INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operations		
Net loss	$ (52,981)	$ 647,377
Adjustments to net loss		
Add back: depreciation	333	774
Add back: amortization	182,444	47,933
Changes in assets and liabilities		
Other current assets	9,240	(93,204)
Accounts payable	(19,977)	58,937
Other current liabilities	43,242	12,750
Total Cash Flows from Operations	(26,856)	674,567
Cash Flows from Investments		
Intangible asset expenditures	(657,749)	(1,139,582)
Total Cash Flows from Investments	(657,749)	(1,139,582)
Cash Flows from Financing		
Proceeds of EIDL loan payable	450,000	0
Proceeds of convertible notes, accrued interest	67,432	103,506
Total Cash Flows from Financing	519,558	103,506
Total Cash Flows	24,110	(361,509)
Beginning Cash Balance	3,456	364,965
Ending Cash Balance	$ 27,566	$ 3,456

AI INCUBE INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

AI INCUBE INC. and subsidiary (collectively, "the Company") is a corporation organized under the laws of the State of Delaware on July 14, 2009. The Company develops and offers customers a software platform for monitoring parking situations in real-time.

The Company wholly-owns and operates a subsidiary in Germany, AI Incube GmbH. The results of that subsidiary have been consolidated with AI Incube, Inc.

Since inception, the Company relied on raising convertible notes, issuances of equity and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $27,566 and $3,456 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is

limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs are primarily related to its performance tool that is hosted by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. The Company capitalized $1,285,700 and $747,890 in internal use software during the years ended December 31, 2020 and 2019, respectively.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained long-lived assets with a net book value of $1,405,920 and $930,614 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from usage of the software platform are recognized as they are rendered. As of December 31, 2020, there was not a material amount of monies collected for which services had not yet been performed.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company does record current tax expense for the income taxes paid in Germany by AI Incube GmbH.

NOTE 4 – SHARE CAPITAL

Common Stock
The Company has issued 13,029,454 shares of common stock, of which, 12,947,654 shares are outstanding. The difference in shares issued and outstanding is due to vesting schedules of certain restricted stock purchase agreements that the Company has with investors. Only three shareholders hold more than 5 percent of the outstanding common stock on a fully diluted basis.

NOTE 5 –DEBT

Long-Term Liabilities
The Company has issued approximately $1,285,018 of convertible notes and accrued but unpaid interest as of December 31, 2020. The convertible notes bear interest at varying rates have various valuation caps upon conversion and a 20 percent discount rate. In summary, $1,058,192 of the notes are at a valuation cap of $15,000,000; $43,573 at a $16,000,000 valuation cap; and $183,253 at a $20,000,000 valuation cap. All but $20,000 of the notes principal accrue interest at a rate of 5 percent per annum; the remaining $20,000 of notes principal accrues interest at a rate of 10 percent per annum.

EIDL Loans
The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $450,000 pursuant to the Economic Injury Disaster Loan ("EIDL") program. The EIDL, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan bears interest at a rate of 3.75 percent per annum and is payable over 30 years.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is not aware of any related party transactions outside the normal course of its business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2009. The Company has an accumulated loss since inception. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with a duly licensed Regulation CF funding portal (or its affiliates) and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through July 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Parknav

Just Drive. Let us find parking for you.


49%
91%
Parknav® offers real-time parking
Navigating you to on-street parking spots that are available for you right now.

Website | San Francisco, CA | TECHNOLOGY

$0.00 raised

$801,874 previously crowdfunded

0 Investors	**$75M** Valuation
$5.02 Price per Share	**$502.00** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$4.2M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Parknav® uses AI to identify available on-street parking in real time. It is the only scalable solution that uses zero hardware and works for every street, 24/7, and for all types of on-street parking (including free, metered, and permit). However, our technology was built to predict so much more than parking—and this investment opportunity includes future tech applications.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Parknav's multi-exits management team is led by a CEO who is a Stanford PhD and Professor at UIUC as well as a IEEE "Top 10 to Watch in AI."
- Parknav is backed by Village Global Venture Capitalists with Limited Partners including Mark Zuckerberg, Michael Dell, Jeff Bezos
- The Parknav sales funnel has increased 50X in past 4 years

Our groundbreaking AI technology will solve modern cities' parking challenges—and more.


Using AI to identify available parking
86% CHANCE
P

Parknav® is an AI-based platform that identifies available parking by combining data from a variety of sources—both physical and web-based—to create accurate, real-time information, with up to 95% accuracy. As a B2B SaaS company, Parknav® provides a solution for businesses and local governments looking to enhance the parking experience for their constituents.

Parknav® uses artificial intelligence to analyze data to provide drivers with accurate real-time parking availability, with up to 95% accuracy


AI

We're Back for Round Two

We are continuing our strong WeFunder crowdfunding raise from May 2021 which closed in 5 weeks with almost $800K raised. In fact, we launched our first campaign in 2016.

The Proof is in Our Traction

We don't have to just tell you our technology works, because we have the traction to prove it.

Urban residents need our solution, and as urbanization continues to accelerate—so does our demand.

Stellar Team

Invest in an experienced, award-winning, internationally recognized data science and leadership team.

Parknav® was launched in 2015 by award-winning Professor and Data Scientist, Prof. Dr. Eyal Amir, whose 25 years of research is the foundation for our groundbreaking, patented technology. And our team experience doesn't stop there—encompassing multiple exits, IPOs, and more.


Customers
Include BMW

Our partners and customers trust our patented technology, which is available in 1,000+ cities in North America and Europe.

Parknav's® patented technology has come to be trusted by some of the most well-known luxury automakers (including BMW), largest global telecommunication companies (including Deutsche Telekom), and large-scale Smart City service providers (including Siemens).


We produce precise, wide coverage:
1,000+ Cities Offered
40+
U.S. Cities Delivered to Customers
160+
European Cities Delivered to Customers
SIEMENS
Deutsche Telekom
Q8


Backed by
Village Global

...Including some of the world's most well-known technology leaders.

Parknav® has received investment from the California-based Venture Capital firm Village Global VC, which is backed by Diane Greene, Bill Gates, Jeff Bezos, Mark Zuckerberg, Sara Blakely, Reid Hoffman, and more! Parknav® has also been a part of Microsoft Ventures Accelerator, Startupbootcamp Berlin, Wayra O2/Telefonica Accelerator, and the Volkswagen Accelerator.


VILLAGE GLOBAL
Bill Gates
Founder, Microsoft
Mark Zuckerberg
Founder, Facebook
Reid Hoffman
Founder, LinkedIn
Jeff Bezos
Founder, Amazon
Diane Greene
Founder, VMWare
Sara Blakely
Founder, Spanx

Microsoft Ventures · CREATIVE DESTRUCTION LAB · Startupbootcamp · wayra

Parknav® makes finding a parking spot easy and fast.

Traditionally, cities and businesses have relied on dedicated, physical parking sensors to determine real-time parking availability. This costs cities and people a lot of money and time, and is neither practical nor scalable. Our solution is a precise, AI data-driven product that's 100x more cost-effective—thus, 100x more scalable—and much more accurate. Here's how we compare:

	parknav	TomTom	INRIX	P
Made for finding on-street parking	✓	✗	✗	✗
Navigation to on-street parking	✓	✓	✓	✗
Integrates with cars and other live data	✓	✓	✓	✓
Available with mobile apps	✓	✗	✓	✓
Data quality	85-95%	not published	not published	not published

Our Tech Works

Parknav® uses data alone to determine real-time parking availability.

We use artificial intelligence to analyze data generated by cars manufacturers, telecommunication companies, insurance companies, car-sharing services, mapping companies and many other sources, along with our own proprietary data. This makes Parknav® the most accurate solution available.

Data

Car Manufacturers
Telecommunication
Car-Sharing
Insurance
Mapping
Satellites

Cities
Local Information
Ground Truth Sources
Other Data
Proprietary

Proprietary AI Engine



AI
ML
Algorithms
Patents
IoT Fusion

Precise Prediction As Good As Sensors

Based on data analysis & prediction, we believe we know how to find the perfect parking space for your vehicle.


Why Now

Parknav is poised to be at the center of the Smart Cities revolution.

This impending revolution is demanding our unique technology expertise right now and we're ready to scale fast to capitalize on this momentum. We believe the potential of Parknav® to improve Smart Cities is boundless: from enhanced citizen and government engagement to reduced environmental footprint, improved infrastructure and life quality for urban dwellers.

We believe we have everything in place to thrive.

• CEO is Stanford PhD, Professor at UIUC, IEEE "Top 10 to Watch in AI." Multi-exits management team

• Backed by Village Global VC with LPs including Mark Zuckerberg, Michael Dell, Jeff Bezos

• Funnel increased 50X in past 4 years

• Customers include BMW, Siemens, Deutsche Telekom (parent of T-Mobile).

• Partners include Microsoft Ventures Accelerator, Startupbootcamp Berlin, Volkswagen PlugAndPlay

• Patented AI technology, built for much more than parking—logistics, smart city, finance, real estate

• A rapidly growing projected funnel of prospects


Our Future
Solutions

We built our technology for so much more than just parking.

The AI-driven technology that powers Parknav® has been built to predict more than just parking. Our roadmap includes predicting "EVERYDAY" predictions (ex. predicting what is occurring outside, such as where can I find a place to sit), "FIREHOSE" predictions (ex. what is occurring off the street, such as does your favorite grocery store have your favorite brand of pasta in stock) and "PERSONALIZED" predictions (ex. what will happen to you later in the day, such as how is your health).

This technology is extremely exciting and has ALREADY been proven with the success of Parknav ®.


Everyday
Multiple things occuring in the street
TARGET CUSTOMERS
TELCO
CITIES
MOBILITY
Lines
Waiting
Inventory
Parking
Drop-off/Pick-up
Sitting


FIREHOSE
Multiple things occuring off the street
TARGET CUSTOMERS
INSURANCE TECH
FINTECH
GOVERNMENTS
Dog- friendly
People
Tables
Doors
Windows
Graffiti


PERSONALIZED
Personalized predictions for everyday life
TARGET CUSTOMERS
TELCO
WEARABLES
MOBILITY
Kids
Family
Clothes
Nutrition
Activity
Body/Hair

ParkNav® hopes to help build the Smart Cities of the future

We think modern cities will have more traffic and less parking. Autonomous vehicles can park themselves, but we believe Parknav® will provide the missing piece of the autonomous parking experience. We've already identified many more potential applications of our technology and data set, and we believe that Parknav® will play a significant role in making the Smart Cities revolution better.


Enable urban planners to create a **safer, healthier environment**
Help retailers decide where to site their **next location**
Show **home buyers** parking availability of neighboroods
Inform **autonomous vehicles** of available parking
INVEST NOW

parknav

The Market

Our AI software fits right into the rapidly expanding global smart city market

The smart cities market was valued at almost $740 billion in 2020 and is expected to grow to more than $2 trillion by 2026, expanding at a CAGR of 18.22 percent.

$740 billion
Smart cities market value in 2020

and is expected to grow to more than
$2 trillion
by 2026

Meet Our Team



Eyal Amir

President

Eyal Amir is co-founder and CEO of Ai Incube (Parknav), a company providing an API for living streets that predicts everyday information needs for consumers in large scale. Eyal is an academic in his heart, always wanted to be a professor and learn forever, but felt that more doing is needed than just learning.

Offering Summary

Company	AI Incube Inc.
Corporate Address	315 Montgomery St. 10th Floor, San Francisco, CA 94104
Offering Minimum	$9,999.84
Offering Maximum	$4,198,110.54
Minimum Investment Amount (per investor)	$502.00

Terms

Offering Type : Equity

Security Name : Series Seed Preferred Stock

Minimum Number of Shares Offered : 1,992

Maximum Number of Shares Offered : 836,277

Price per Share : $5.02

Pre-Money Valuation : $75,037,223.08

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Previous Backer Bonus:

For any previous backers or investors in Parknav, when you invest in this live offering you will receive 5% bonus shares.****

Time-Based

Friends & Family: Invest in the first 15 days and receive 29% bonus shares

Super-Early Bird: Invest in the following 15 days and receive 20% bonus shares

Early Bird: Invest in the following 30 days and receive 12% bonus shares

Amount-Based

$1,000+ -- Company-logo hoodie

$2,500+ -- Company-logo hoodie AND 3 months of Parknav service in 1 sqkm**

$6,000+ -- Company-logo hoodie AND 9 months of Parknav service in 1 sqkm

$12,000+ -- Company-logo hoodie AND 12 months of Parknav service in 1 sqkm, and 1% bonus shares

$24,000+ -- Company-logo hoodie AND 24 months of Parknav service in 1 sqkm and 2% bonus shares

$52,000+ -- Company-logo hoodie AND 36 months of Parknav service in 1 sqkm and 3% bonus shares

$104,000+ -- Company-logo hoodie AND 36 months of Parknav service in 4 sqkm and 5% bonus shares

** Parknav Service Description: The investors who receive this perk would in fact receive a voucher for redemption on the Parknav website for the coverage area and service of their choice. For example, if an investor invests $2500, then they shall receive a voucher (electronically) that shall have instructions for redemption on the voucher and a code that is unique to them. With that code, they shall go on the Parknav site to a page where they shall enter the area of their choice (limited to 1sq km based on the $2500 investment example). The delivery of the service shall include a mobile app with a place to insert their unique code (received from the site) and the selected area will be activated in the app for the duration of the perk period (after the perk period, this service shall cost $1/month/user).

***Investment incentives do not stack (with the exception of the Previous Backer Bonus), meaning investors will only receive the incentives associated with the highest tier for which they qualify. For example, if an investor qualifies for both the $104k+ tier and the Early Bird Tier, the investor will receive only the 12% bonus shares associated with the Early Bird tier in lieu of the 5% bonus shares associated with the $104k+ tier.

****The Previous Backer Bonus stacks meaning it can be combined with other investment incentives. For example, if an investor qualifies for the Friends and Family Bonus and the Previous Backer Bonus, they will receive both the 29% bonus shares for the Friends & Family and the 5% bonus shares for the Previous Backer, totalling 34% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.02 / share, you will receive 110 shares of Common Stock, meaning you will own 110 shares for $502. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Eyal Amir: "I'm Eyal, the founder of Parknav and I am going to take you driving from my home through the city to our office and show you how Parknav works. I'm an AI scientist and I believe that AI could help us get and find parking in real time in the city. I got together a group of amazing guys: Technologists, Builders and we created Parknav to do exactly that, find parking for us in the city, 24/7, whether metered, payment required or completely free. And here is the best part: It is actually working. It is scalable, was supplied already to BMW, Deutsche Telekom, Siemens and other customers. Together with them, we help drivers find parking today. We are making a real difference in people's lives – hundreds of thousands of people.

Parking needs artificial intelligence. It is a very simple thing: Green is good, there is parking there. Red is bad, there is no parking there.

We also partner with car-sharing, we also partner with car rentals.

Now not only I love parking, also the media loves parking."

Female voiceover: "Wherever you are, employ the help of some new technology."

Male voiceover: "Parknav informs drivers where there is open street parking in real time."

Male testimonial: "Went to the block and – boom – street parking!"

Male voiceover: "I have no idea how it works, but Parknav also delivered on its promise."

Eyal Amir: "I live in the city and I drive to work. Driving is not a big pain when there is not too much traffic. But when I look for parking that can cause me a lot of grey hair, money loss and time loss. Finding an on-street parking spot can take me forever – and now, with Covid, it can take even longer. Parknav real-time parking navigates you to on-street parking spots that are available for you on the street right now, in real time. Whether payment is required, a permit is required or it's completely free, 24/7, scalable.

Now there are many parking companies out there focused on garages and paid parking. Those focusing on data depend on sensors that are expensive and crowd sourcing that has poor information. We do it differently. Parknav is based on data analysis and prediction, putting together data from cameras and cars, satellites, phones and smart city sensors. Letting us know how to find the perfect spot, our deep patented technology doesn't require any changes to infrastructure and can be deployed anywhere in under two weeks."

Male voiceover: "Leading to an 80% precision in Parknav service, Parknav's patented predictive precision further increases to 95% with the addition of data generated from users of the Parknav mobile app."

Eyal Amir: "We are now offering this to anyone anywhere in the world. First to companies and cities across North America and Europe. You can buy it on our site the way you buy any service online. Parknav real-time parking navigates you to street parking that is available for you right now. And the truth is it's not just parking. Our technology and AI solutions can address problems including traffic, security, safety, health and supply chain - helping create the affordable smart city today. We are supported by some of the best: Village Global Venture Capital, Microsoft Ventures Accelerator, Volkswagen Accelerator, Startup Leadership Program, Wayra and Startup Bootcamp Berlin."

Male voiceover: "Customers of Parknav are automakers and utility fleets that embed Parknav street parking data into their GPS units as well as Real Estate companies that use Parknav's parking score."

Eyal Amir: "We have a stellar team, are rapidly accelerating and acquiring new customers. We love what we do and we do it for you, so you can just drive and let us find parking for you."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AI INCUBE INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AI Incube Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

1. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 14, 2009, and the first Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 15, 2010.

2. The Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is AI Incube Inc.

ARTICLE II

The registered agent and the address of the registered office in the State of Delaware are:

Vcorp Service, LLC
1013 Centre Road, Suite 403-B
Wilmington, Delaware 19805
County of New Castle

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

(a) Authorized Shares. The total number of shares of capital stock which the Corporation shall have authority to issue is 75,000,000 shares of Common Stock, $0.00001 par value per share, and 25,000,000 shares of Preferred Stock, $0.00001 par value per share.

(b) Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VII

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VIII

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

* * *

3. The foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this [*]th day of August, 2021.

By:__________________________
Eyal Amir
President and Chief Executive Officer